Filed Pursuant to Rule 433

Registration Statement Nos. 333-272449, 333-272449-01,
333-272449-02, 333-272449-03, 333-272449-04 and 333-272449-05

Amcor Group Finance plc

US$500,000,000 5.450% Guaranteed Senior Notes due 2029

With full and unconditional guarantees
as to payment of principal and interest by each of
Amcor plc
Amcor Finance (USA), Inc.

Amcor UK Finance plc
Amcor Pty Ltd

Amcor Flexibles North America, Inc.

Pricing Term Sheet – May 21, 2024

Issuer:	Amcor Group Finance plc

Guarantors:	Amcor plc, Amcor Finance (USA), Inc., Amcor UK Finance plc, Amcor Pty Ltd and Amcor Flexibles North America, Inc.

Principal Amount:	US$500,000,000

Ranking:	Senior Unsecured

Format:	SEC Registered Global Notes

Trade Date:	May 21, 2024

Settlement Date:	May 23, 2024 (T+2) (New York Business Days for Settlement)

Maturity Date:	May 23, 2029

Benchmark Treasury:	UST 4.625% due April 30, 2029

Benchmark Treasury Price and Yield:	100-27 ¼ / 4.431%

Spread to Benchmark Treasury:	T+105 bps

Coupon:	5.450% per annum (payable semi-annually)

Re-Offer Yield:	5.481% semi-annual

Re-Offer Price:	99.866%

Fees:	35 basis points
All-in Price:	99.516%

Redemption Amount:	100% of face value at Maturity Date

Interest Payment Dates:	Payable semi-annually in arrears on May 23 and November 23 of each year, beginning November 23, 2024 and ending on the Maturity Date, subject to the Following Business Day Convention

Optional Redemption:

Prior to April 23, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus) plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Day Count:	30/360, unadjusted

Business Day Convention:	Following Business Day Convention

Business Days:	New York, London, Zurich

Governing Law:	State of New York law

CUSIP:	02344B AA4

ISIN:	US02344BAA44

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Global Coordinators:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC TD Securities (USA) LLC Deutsche Bank Securities Inc. PNC Capital Markets LLC Standard Chartered Bank

Listing:	We intend to apply to list the Notes on the New York Stock Exchange (the “NYSE”). The listing application will be subject to approval by the NYSE. We expect trading in the Notes on the NYSE to begin within 30 days after the original issue date of the Notes. If such listing is obtained, we will have no obligation to maintain such listing, and we may delist any Notes at any time.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

No EEA PRIIPs KID – No EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the European Economic Area.

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated May 21, 2024 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the Preliminary Prospectus, together with the prospectus in that registration statement and other documents each of the Issuer and Amcor plc has filed with the SEC for more complete information about the Issuer, Amcor plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

If this document has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this document, which may arise as a result of electronic transmission.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.